UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
Form 6-K
_____________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2022
Commission File Number 001-39663
_____________________
ABSOLUTE SOFTWARE CORPORATION
(Exact name of Registrant, as specified in its charter)
_____________________

N/A
(Translation of registrant’s name)
_____________________

Suite 1400
Four Bentall Centre, 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1K8 Canada
(604) 730-9851
(Address and telephone number of registrant’s principal executive offices)
_____________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Absolute Software Corporation

Date:	July 20, 2022	By:	/s/ Christy Wyatt
Name: Christy Wyatt
Title: Chief Executive Officer

Form 6-K Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated July 20, 2022